Kenneth G. Eade

Attorney at Law

190 N. Canon Drive Suite 420

Beverly Hills, California 90210

(310) 275-3055 Fax: (310) 861-0620

October 27, 2008

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

Attn: John D. Reynolds, Assistant Director

Re:  Fluid Solutions, Inc.

        Registration Statement on Form 10

        File No. 0-53434

Dear Mr. Reynolds,

The undersigned represents Fluid Solutions, Inc., and is in receipt of your comments of October 14, 2008.  Please be advised that the Company has amended its Registration Statement on Form 10, adding the audited balance sheet as of December 31, 2007 and the statement of cash flows for the period from inception (December 11, 2007) to December 31, 2007.

Please also be advised of the following:

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an y action with respect to the filing; and the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or anyperson under the federal securities laws of the United States.

Sincerely yours,

KENNETH G. EADE

cc: Pantelis Zachos